Exhibit 99.1

FOR IMMEDIATE RELEASE

Points.com Expands Partnership with Continental Airlines

OnePass® Members Now Have Ability to Move and Redeem Miles on the New Points.com

TORONTO (September 29, 2010) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty reward program management Web site, www.Points.com, has expanded its relationship with Continental Airlines OnePass® frequent flyer program to let members exchange miles into other loyalty accounts and redeem points for leading retailers, flights and services.

This expands Continental’s existing relationship with Points.com that started in 2009. Previously, Points.com only gave OnePass® members the ability to trade miles with other users via Points.com’s industry-leading miles and points management platform. The new experience not only allows Continental OnePass® members to exchange points and miles from one program for another, but also to redeem their OnePass® miles for gift cards to hundreds of major retailers including Best Buy® and Target.

“Continental OnePass® is one of the largest and most respected frequent flyer programs in the airline industry with more than 35 million members,” said Rob MacLean, CEO of Points.com. “The benefits of the expansion of our relationship into exchange and redeem is two-fold: it allows Continental’s members to get even more OnePass® miles by leveraging their participation in other programs as well as enhancing the value proposition for Continental.”

“Giving our OnePass® members the best experience is of utmost importance to Continental, so expanding with Points.com to include exchange and redeem was a natural next step for us,” said Mark Bergsrud, Senior Vice President of Marketing Programs and Distribution for Continental Airlines. “With members exchanging miles and redeeming them for flights, products and services, our members have greater opportunity to use their miles in ways that are most beneficial to them.”

In addition, OnePass® members have the ability to track mileage balances along with more than two dozen other programs, including American Airlines AAdvantage®, Delta SkyMiles®, US Airways Dividend Miles and Alaska Airlines Mileage Plan.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, fan us on Facebook (www.points.com/facebook) or read our blog (blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Exchange, Trade, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About Continental Airlines

Continental Airlines is the world's fifth largest airline. Continental, together with Continental Express and Continental Connection, has more than 2,700 daily departures throughout the Americas, Europe and Asia, serving 132 domestic and 137 international destinations. Continental is a member of Star Alliance, which overall offers more than 21,200 daily flights to 1,172 airports in 181 countries through its 28 member airlines. With more than 40,000 employees, Continental has hubs serving New York, Houston, Cleveland and Guam, and together with its regional partners, carries approximately 63 million passengers per year.

Continental consistently earns awards and critical acclaim for both its operation and its corporate culture. For nine consecutive years, FORTUNE magazine has ranked Continental as the top U.S. airline on its “World’s Most Admired Companies” airline industry list. For more company information, go to continental.com.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. points@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

Continental Airlines

Business enquiries:

Continental Airlines Corporate Communications
T. 713-324-5080